UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Corporación América Airports S.A.

(Name of Issuer)

Common Stock, $1.00 nominal value per share
(Title of Class of Securities)

L1995B107
(CUSIP Number)

January 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L1995B107	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) A.C.I. AIRPORTS S.à.r.l
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 131,450,833
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 131,450,833
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,450,833
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 82.1%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. L1995B107	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer

Corporación América Airports S.A. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

4, rue de la Grêve L-1643, Luxembourg

Item 2.

(a)	Name of Person Filing

A.C.I. AIRPORTS S.à.r.l

(b)	Address of the Principal Office or, if none, residence

6 Rue Eugene Ruppert, 2453

(c)	Citizenship

Luxembourg

(d)	Title of Class of Securities

Common stock, $1.00 nominal value per share.

(e)	CUSIP Number

L1995B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially Owned

131,450,833

(b)	Percent of Class

82.1%

CUSIP No. L1995B107	13G	Page 3 of 4 Pages

(c)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or direct the vote.	131,450,833

(ii)	Shared power to vote or direct the vote	0

(iii)	Sole power to dispose or direct the disposition:	131,450,833

(iv)	Shared power to dispose or direct the disposition:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. L1995B107	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2019

A.C.I. Airports S.à.r.l

By:	/s/ Daniel Simonutti
Daniel Simonutti
Manager